SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2010
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2010, incorporated by reference herein:
Exhibit
99.1
Release dated March 1, 2010, entitled “PRO FORMA FINANCIAL EFFECTS OF THE
SALE OF 60% OF BLYVOORUITZICHT GOLD MINING COMPANY LIMITED
("BLYVOOR") BY DRDGOLD TO AURORA EMPOWERMENT SYSTEMS
(PROPRIETARY) LIMITED ("AURORA") FOR R296 MILLION (“THE
TRANSACTION”), WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT AND
APPOINTMENT OF CORPORATE ADVISOR AND SPONSOR”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: March 1, 2010                                             By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the Company")

PRO FORMA FINANCIAL EFFECTS OF THE SALE OF 60% OF BLYVOORUITZICHT
GOLD MINING COMPANY LIMITED ("BLYVOOR") BY DRDGOLD TO AURORA
EMPOWERMENT SYSTEMS (PROPRIETARY) LIMITED ("AURORA") FOR R296
MILLION (“THE TRANSACTION”), WITHDRAWAL OF CAUTIONARY
ANNOUNCEMENT AND APPOINTMENT OF CORPORATE ADVISOR AND SPONSOR
INTRODUCTION
Shareholders of DRDGOLD (“Shareholders”) are referred to the announcement released by the
Company on SENS on 2 December 2009 wherein the terms and conditions of the Transaction were provided to Shareholders. Further to this announcement the Company has provided the pro forma financial effects of the Transaction below.
PRO FORMA FINANCIAL EFFECTS
The table below sets out the unaudited pro forma financial effects of the Transaction based on the
Company’s published unaudited interim results for the six months ended 31 December 2009 which are presented in a manner consistent with the format and accounting policies adopted by
DRDGOLD. The unaudited pro forma financial effects are presented for illustrative purposes only and because of their nature may not provide a fair reflection of the Company’s financial position after the Transaction. It has been assumed for purposes of the pro forma financial effects that the
Transaction took place with effect from 31 December 2009 for balance sheet purposes and 1 July
2009 for income statement purposes. The pro forma financial effects are the responsibility of the
Company’s directors.
Unadjusted
before the
Transaction
After the
Transaction             % Change
(Loss)/earnings per share (cents) (11.3) 56.0 595.6
Diluted (loss)/earnings per share (cents) (11.3) 56.0 595.6
Headline loss per share (cents) (11.7) (7.3) 37.6
Diluted headline loss per share (cents) (11.7) (7.3) 37.6
Net asset value per share (cents) 379.0 449.3 18.5
Tangible net asset value per share (cents) 379.0 449.3 18.5
Weighted average number of shares in issue ('000) 379 234 379 234 -
Shares in issue at period end ('000) 380 986 380 986 -

1.    The Transaction is assumed to be effective on 31 December 2009 for balance sheet purposes and 1 July 2009 for income statement purposes.
2.    The figures in the “Unadjusted before the Transaction” column have been extracted, without adjustment, from the Company’s unaudited interim results for the 6 months ended
31 December 2009 as published on SENS on 11 February 2010.
3.    No transaction costs have been accounted for in the preparation of the pro forma financial effects.
4.    Net asset value per share and net tangible asset value per share have been adjusted to include the net cash proceeds of the Transaction of R296 million.
5.    Earnings and headline earnings per share are based on the weighted average number of shares in issue as at 31 December 2009 and have been adjusted to take into account the removal of the after taxation losses attributable to Blyvoor of R41 million and an after-tax profit on the Transaction of R34.8 million.

SUSPENSIVE CONDITIONS
The Transaction remains subject to the fulfilment of certain suspensive conditions including, inter alia:
•
approval by the boards of DRDGOLD, Khumo Gold SPV (Proprietary) Limited
(DRDGOLD’s black economic empowerment partner), and Aurora;
•
to the extent required, approval of the Transaction by Shareholders;
• the conclusion of a satisfactory due diligence investigation by Aurora on Blyvoor;
•
the completion and execution of a formal sale and purchase agreement providing the final terms and conditions of the Transaction;
•
Blyvoor being taken out of judicial management within a reasonable time from the signature of the abovementioned agreement, or appointing a further judicial manager nominated by
Aurora; and
•
DRDGOLD obtaining all the necessary regulatory approvals to conclude the Transaction.
The suspensive conditions are expected to be fulfilled on or about 29 June 2010.
WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT
Shareholders are referred to the extension of cautionary announcement released by the Company on
18 January 2010 and are advised that they are no longer required to exercise caution when dealing in the Company’s securities.
APPOINTMENT OF CORPORATE ADVISOR AND SPONSOR
In accordance with the Listings Requirements of the JSE Limited, Shareholders are advised that the
Company has appointed One Capital as its Corporate Advisor and Sponsor with immediate effect.

Blackheath
1 March 2010
Corporate Advisor and Sponsor: One Capital